AM 6-21-2005



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05043537

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39074

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/04 (MM/DD/YY) AND ENDING 03/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GREAT NATION INVESTMENT CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5408-A BELL AVENUE
(No. and Street)

AMARILLO (City) TEXAS (State) 79109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHARLOTTE POWELL 806-353-6767
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DOSHIER, PICKENS & FRANCIS, PC
(Name – *if individual, state last, first, middle name*)

301 S POLK, SUITE 800 (Address) AMARILLO (City) TEXAS (State) 79101 (Zip Code)


SEC MAIL
RECEIVED
PROCESSING
MAY 2 4 2005
WASH. D.C.
203
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHARLOTTE POWELL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GREAT NATION INVESTMENT CORPORATION, as of MARCH 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

EXECUTIVE VICE-PRESIDENT/CFO

Title

Notary Public



JANET FERGERSON
Notary Public, State of Texas
My Commission Expires
August 06, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREAT NATION INVESTMENT CORPORATION

(a wholly owned subsidiary of National Concord Development Corporation)

Financial Statements

For Years Ended March 31, 2005 and 2004



PROCESSING
SECTION
RECEIVED
MAY 2 4 2005
203
SEC MAIL
WASH., D.C.

GREAT NATION INVESTMENT CORPORATION

Financial Statements

For Years Ended
March 31, 2005 and 2004

TABLE OF CONTENTS

Page



DOSHIER, PICKENS & FRANCIS, PC
CERTIFIED PUBLIC ACCOUNTANTS
301 S. Polk, Suite 800
Amarillo, TX 79105-5938
Fax: 806.376.8126
P.O. Box 9938
806.373.3011
www.dpfcpa.com

Board of Directors
Great Nation Investment Corporation
Amarillo, Texas 79106

- INDEPENDENT AUDITORS' REPORT -

We have audited the accompanying balance sheets of Great Nation Investment Corporation at March 31, 2005 and 2004, and the related statements of income and retained earnings, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Great Nation Investment Corporation at March 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Doshier, Pickens & Francis, P.C.

Doshier, Pickens & Francis, P.C.

May 5, 2005

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
BALANCE SHEETS
March 31, 2005 and 2004

	2005	2004
ASSETS		
CURRENT ASSETS		
Cash	$ 650,561	$ 910,880
Receivables, fees	97,079	180,189
Prepaid expenses	174,343	174,276
Intercompany receivable - National Concord Development Corporation	6,772	67,942
Total Current Assets	928,755	1,333,287
OTHER ASSETS		
Clearing deposit	25,027	25,010
Other	39,600	39,600
Total Other Assets	64,627	64,610
Total Assets	$ 993,382	$ 1,397,897
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Commissions payable	$ 48,212	$ 160,859
Intercompany payable - National Concord Development Corporation	82,793	334,440
Deferred deposits	50,100	48,250
Deferred fees	20,623	24,322
Total Current Liabilities	201,728	567,871
STOCKHOLDER'S EQUITY		
Common stock, no par value, 10,000 shares authorized, 1,750 shares issued and outstanding	35,000	35,000
Paid-in capital	1,143,692	1,143,692
Retained earnings (deficit)	(387,038)	(348,666)
Total Stockholder's Equity	791,654	830,026
Total Liabilities and Stockholder's Equity	$ 993,382	$ 1,397,897

The accompanying notes are an integral part of these financial statements.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
STATEMENTS OF INCOME AND RETAINED EARNINGS
For Years Ended March 31, 2005 and 2004

	2005	2004
REVENUE		
Bond underwriting fees	$ 813,193	$ 1,454,021
Brokerage and other fees	1,664,863	3,025,603
Interest income	9,258	6,833
Total Revenue	2,487,314	4,486,457
GENERAL AND ADMINISTRATIVE EXPENSES		
Commissions	1,260,581	2,433,341
Management fees	1,220,421	2,221,684
Other general and administrative	51,456	48,592
Total General and Administrative Expenses	2,532,458	4,703,617
Loss Before Provision for Income Taxes	(45,144)	(217,160)
PROVISION FOR INCOME TAX (BENEFIT)	(6,772)	(67,942)
NET LOSS	(38,372)	(149,218)
RETAINED EARNINGS (DEFICIT)		
Beginning of the year	(348,666)	(199,448)
End of the year	$ (387,038)	$ (348,666)

The accompanying notes are an integral part of these financial statements.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
STATEMENTS OF STOCKHOLDER'S EQUITY
For Years Ended March 31, 2005 and 2004

	Common Stock		Paid-In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance at March 31, 2003	1,750	$ 35,000	$ 1,043,692	$ (199,448)	$ 879,244
Contribution	-	-	100,000	-	100,000
Net Loss	-	-	-	(149,218)	(149,218)
Balance at March 31, 2004	1,750	35,000	1,143,692	(348,666)	830,026
Net Loss	-	-	-	(38,372)	(38,372)
Balance at March 31, 2005	1,750	$ 35,000	$ 1,143,692	$ (387,038)	$ 791,654

The accompanying notes are an integral part of these financial statements.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
STATEMENTS OF CASH FLOWS
For Years Ended March 31, 2005 and 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (38,372)	$ (149,218)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
(Increase) decrease in operating assets:		
Receivables, fees	83,110	(119,591)
Prepaid expenses	(67)	9,881
Intercompany receivable	61,170	(59,836)
Increase (decrease) in operating liabilities:		
Commissions payable	(112,647)	58,618
Intercompany payable	(251,647)	98,217
Deferred deposits	1,850	(20,750)
Deferred fees	(3,699)	(3,736)
Cash Used by Operating Activities	(260,302)	(186,415)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of other assets	-	(19,500)
Clearing deposit	(17)	-
Cash Used by Investing Activities	(17)	(19,500)
CASH FLOWS FROM FINANCING ACTIVITIES		
Paid in capital contribution	-	100,000
Cash Provided by Financing Activities	-	100,000
NET DECREASE IN CASH	(260,319)	(105,915)
CASH BALANCE AT BEGINNING OF YEAR	910,880	1,016,795
CASH BALANCE AT END OF YEAR	$ 650,561	$ 910,880

The accompanying notes are an integral part of these financial statements.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
NOTES TO FINANCIAL STATEMENTS
March 31, 2005 and 2004

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Great Nation Investment Corporation (the Company) is a wholly owned subsidiary of National Concord Development Corporation (the Parent). The Company primarily provides broker-dealer services in connection with securities transactions. The Company's application for license and membership with the National Association of Securities Dealers, Inc. was approved on May 24, 1988. The Company has not held securities or maintained accounts for customers and has not incurred any liabilities subordinated to the claims of general creditors during the years ended March 31, 2005 and 2004.

The financial statements do not include a statement of changes in liabilities subordinated to claims of general creditors as required under Rule 17a-5 of the Act, since no such liabilities existed at or during the years ended March 31, 2005 and 2004.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the Statements of Cash Flows, the Company considers deposits in banks and money market accounts as cash and cash equivalents.

Federal Income Taxes

The Company files a consolidated tax return with the Parent. For financial statement purposes, federal income taxes are allocated on a separate company basis. The current year net operating loss was utilized by the Parent. The Company increased the intercompany receivable and recorded an income tax benefit of $6,772 for year ended March 31, 2005 and $67,942 for the year ended March 31, 2004.

Expenses of the Company

A substantial portion of the administrative expenses of the Company were paid by the Parent and are not reflected in the accompanying financial statements. Such expenses include, but are not limited to, the following: rent, salaries and related employees' benefits, utilities, travel, and office supplies. The Company pays the Parent management fees to cover the cost of such expenses which are separately stated in the Statements of Income.

NOTE 2 - NET CAPITAL

Pursuant to the net capital requirements of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At March 31, 2005 and 2004, the Company had net capital of $480,632 and $427,349, respectively, and a minimum net capital requirement of $100,000.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
NOTES TO FINANCIAL STATEMENTS
March 31, 2005 and 2004

NOTE 3 – CONCENTRATIONS OF CREDIT RISK

During the normal course of business, the Company may have funds on deposit at one financial institution in excess of the $100,000 insured by the Federal Deposit Insurance Corporation. Management does not believe this represents a significant or unusual risk.

NOTE 4 – INCOME TAXES

Federal income tax benefit of $6,772 for year ended March 31, 2005 consists of current taxes (benefit) computed on the separate company loss of $45,144. Federal income tax benefit for year ended March 31, 2004 consists of current taxes (benefit) of $67,942 computed on the separate company loss of $217,160. State income (franchise) taxes of $2,198 and $2,309 for years ended March 31, 2005 and 2004, respectively, are included in other general and administrative expenses in the Statements of Income.

SUPPLEMENTARY INFORMATION



DOSHIER, PICKENS & FRANCIS, PC
CERTIFIED PUBLIC ACCOUNTANTS
301 S. Polk, Suite 800
Amarillo, TX 79105-5938
Fax: 806.376.8126
P.O. Box 9938
806.373.3011
www.dpfcpa.com

Board of Directors
Great Nation Investment Corporation

- INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION -

Our report on our audits of the basic financial statements of Great Nation Investment Corporation for the years ended March 31, 2005 and 2004 appears on page 1. Those audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying financial information is presented for additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Doshier, Pickens & Francis, P.C.

Doshier, Pickens & Francis, P.C.

May 5, 2005

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
SUPPLEMENTARY SCHEDULE OF COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
March 31, 2005 and 2004

Schedule 1

	2005	2004
Stockholder's equity from balance sheet	$ 791,654	$ 830,026
Less non-allowable assets from balance sheet	(311,022)	(394,065)
Less haircuts on securities computed pursuant to Rule 15c3-1	-	(8,612)
Net capital	480,632	427,349
Less minimum net capital requirements	(100,000)	(100,000)
Net Capital in Excess of Requirement	$ 380,632	$ 327,349

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO
RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
March 31, 2005 and 2004

Schedule 2

Great Nation Investment Corporation carries no margin or customer accounts and has not had any activities as a broker and dealer during the periods covered by the accompanying financial statements. Accordingly, the computation of special reserve requirements and information for possession or control requirements under Exhibit a of Rule 15c3-3 is not applicable.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
RECONCILIATION OF SUPPLEMENTARY SCHEDULE 1 OF
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
WITH COMPANY'S COMPUTATION
March 31, 2005 and 2004

Schedule 3

	2005	2004
Balance per Company's computation	$ 473,860	$ 359,407
Effect of adjustments to Company's books and accounts	6,772	67,942
Balance per Schedule 1	$ 480,632	$ 427,349